Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Longboard Pharmaceuticals, Inc.:

We consent to the use of our report dated February 19, 2021, except as to the March Forward Stock Split described in Note 1, which is as of March 8, 2021, with respect to the balance sheet of Longboard Pharmaceuticals, Inc. as of December 31, 2020, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the period January 3, 2020 (inception) through December 31, 2020, and the related notes, incorporated herein by reference.

/s/ KPMG LLP

San Diego, California

March 12, 2021